UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of October 2016. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A.

Trade date	Market	Type of Transaction (Purchase)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades
October 3, 2016	MTA	Purchase	2,000	Euro	41.8275	15
October 5, 2016	MTA	Purchase	500	Euro	40.6800	1
October 6, 2016	MTA	Purchase	450	Euro	41.1111	3
October 7, 2016	MTA	Purchase	137,293	Euro	40.9699	238
October 10, 2016	MTA	Purchase	81,450	Euro	40.3777	140
October 11, 2016	MTA	Purchase	69,532	Euro	40.8081	113
October 12, 2016	MTA	Purchase	109,246	Euro	41.0735	350
October 13, 2016	MTA	Purchase	92,716	Euro	40.7081	295
October 14, 2016	MTA	Purchase	73,484	Euro	41.6208	215
October 17, 2016	MTA	Purchase	84,265	Euro	41.5076	262
October 18, 2016	MTA	Purchase	71,931	Euro	42.1207	146
October 19, 2016	MTA	Purchase	86,372	Euro	42.4248	329
October 20, 2016	MTA	Purchase	101,729	Euro	42.7846	295
October 21, 2016	MTA	Purchase	76,425	Euro	42.3691	436
October 24, 2016	MTA	Purchase	29,732	Euro	42.8749	108
October 26, 2016	MTA	Purchase	96,058	Euro	44.1707	416
October 27, 2016	MTA	Purchase	3,000	Euro	44.0290	15
October 28, 2016	MTA	Purchase	1,716	Euro	44.4624	9
October 31, 2016	MTA	Purchase	25,752	Euro	45.1050	58

October 2016 Summary

Transactions	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	1,143,651	3,444

-END-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: November 3, 2016		MICHAEL A. BOXER
Group General Counsel